FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BOS has Finalized a Frame Agreement with Potential for Orders of up to $ 25 million with a Strategic Customer in the Aircraft Industry

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: May 28, 2008

BOS has Finalized a Frame Agreement with Potential for Orders of up to $ 25 million with a Strategic Customer in the Aircraft Industry

RISHON LEZION, Israel, May 28, 2008 /BUSINESSWIRE/-B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain Solutions, today announced that its subsidiary, Summit Aviation Supply, has finalized a contract for the sale of components to a strategic Latin American customer in the aircraft industry. Signing the contract is expected in the near future.

The contract provides for a framework for orders by the customer potentially amounting to up to $25 million during an initial five-year term (until 2012). The contract may be extended for additional five-year terms.

Shmuel Koren, BOS President and CEO commented: “We are very pleased with this transaction and Summit has already begun to receive orders under the terms of this frame agreement. It reflects our ability to provide comprehensive supply chain solutions to the global aircraft and aerospace industry. This also demonstrates Summit’s excellent reputation and leading position in the international markets.”

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and

(b)	Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, aerospace and networks.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Summit

Summit, a New Jersey based company with over 50 years of experience, is a supply chain solutions provider of electronic components to major international aviation and aerospace industries.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.